53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com
FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
February 1, 2021	Dubai	Riyadh
	Düsseldorf	San Diego
VIA EDGAR	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
United States Securities and Exchange Commission	Houston	Silicon Valley
Division of Corporation Finance	London	Singapore
Office of Life Sciences	Los Angeles	Tokyo
100 F Street, N.E.	Madrid	Washington, D.C.
Washington, D.C. 20549-6010	Milan

Attention:	Christie Wong	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83
Angela Connell
Laura Crotty
Tim Buchmiller

Re:	Bioventus Inc.
Registration Statement on Form S-1
Filed on January 20, 2021
CIK No. 0001665988
File No. 333-252238

Ladies and Gentlemen:

On behalf of Bioventus Inc. (the “Company”), we submit this letter to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company confidentially submitted a draft of the above-referenced Registration Statement (the

February 1, 2021

“Registration Statement”) to the Commission on October 6, 2020, resubmitted the Registration Statement to the Commission on November 11, 2020, and subsequently filed the Registration Statement with the Commission on January 20, 2021. The purpose of this letter is to respond to an outstanding comment relating to share-based compensation that was provided to the Company in a letter from the Staff dated November 2, 2020 (the “Comment Letter”). As used herein, unless the context otherwise requires, references to the “Company,” “we,” “us,” “our” and “Bioventus” refer to (i) following the consummation of the Transactions (as defined in the Registration Statement), Bioventus Inc. and, unless otherwise stated, all of its subsidiaries, including Bioventus LLC, which we refer to as “Bioventus LLC” and, unless otherwise stated, all of its subsidiaries, and (ii) on or prior to the completion of the Transactions, including this offering, Bioventus LLC and, unless otherwise stated, all of its subsidiaries.

The Company respectfully requests confidential treatment for certain portions of this letter pursuant to Rule 83 of the Commissions’ Rules on Information and Requests, 17 C.F.R. § 200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version has been separately filed with the Commission.

In this letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

12.

Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of the common membership interest leading up to the planned initial public offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuance including equity-based compensation.

Estimated Preliminary IPO Price Range

The Company advises the Staff that it currently anticipates that the price range for the initial public offering (the “IPO”) will be within the range of $[***] to $[***] per share (the “Preliminary Price Range”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Common Membership Interests Prior to the IPO

The Company’s discussion of equity compensation expense for financial reporting purposes is primarily contained within the section of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Equity Compensation,” which is included on pages 142 through 144 of the Registration Statement. As disclosed, the Company’s board of directors (the “Board”) has estimated the fair value of awards under the Company’s management incentive plan (“MIP”) at various grant dates, with input from management, considering the Company’s most recently available third-party valuations of such MIP awards and the Board’s assessment of additional objective and subjective factors that it believed were relevant, including:

•	the nature and history of the Company’s business;

•	the Company’s historical operating and financial results;

•	the market value of companies that are engaged in a similar business to the Company;

February 1, 2021

•	the lack of marketability of the Company’s equity interests;

•	the overall inherent risks associated with the Company’s business at the time awards were approved; and

•	the overall equity market conditions and general economic trends.

Within the preceding twelve months, equity issuances by the Company were primarily in the form of MIP profit interests. These profits interests are liability-classified. The Company also granted one common unit option as described below.

The Company obtained independent third-party valuation reports in 2019 and 2020 with valuations as of October 31, 2019, April 30, 2020 and October 31, 2020 to assist management in performing the annual valuation of MIP and the awards granted under the Company’s phantom plan in 2015 and thereafter. These reports assist management in the determination of fair value of awards granted using the Monte Carlo option pricing model. The subjective assumptions and the application of judgment in determining the fair value of the awards represent management’s best estimates as of the grant date of each award. If factors were to change or if different assumptions were to be used, the Company’s equity compensation expense could be materially different in the future. The most significant assumptions and judgments are as follows:

•

Expected volatility—The Company determines the expected price volatility based on the historical volatilities of its peer group, as the Company does not have a sufficient trading history for its units. Industry peers consist of several public companies in the medical device industry similar to the Company in size, stage of life cycle and financial leverage.

•	Time to liquidity event—The amount of time that the awards are expected to be outstanding.

•	Risk-free interest rate—The Company based the risk-free rate on U.S. Government Constant Maturity Treasury rates for a term corresponding to the time to liquidity event.

•	Expected dividend yield—The Company used a dividend rate of zero as it has not previously issued dividends and does not anticipate paying dividends in the foreseeable future.

The assumptions utilized to determine the fair value of the awards are indicated in the following table:

	October 31, 2019 Valuation		April 30, 2020 Valuation		October 31, 2020 Valuation
Expected volatility	[	***]%	[	***]%	[	***]%
Risk-free interest rate	[	***]%	[	***]%	[	***]%
Time to liquidity event (years)	[	***]	[	***]	[	***]

Each of the Company’s most recent third-party valuations, which were used, in part, by the Board to determine the fair value of the Company’s MIP or option awards as of the grant date of each award, considered the future-event IPO scenario. The equity value of the Company in the future-event scenario was determined using the income approach. Each valuation probability-weighted the IPO scenario based on the Company’s assessment of its market conditions and its IPO planning activities at that time. For the IPO future-event scenarios, the Company applied a discount for lack of marketability (“DLOM”), determined by a put option analysis that considered the timing of the IPO future-event scenario.

February 1, 2021

The following table summarizes by grant date the awards granted during the past year, as well as the estimated fair value per share of the profit interest on the date of respective grant used to determine stock-based compensation expense for financial reporting purposes.

Grant Date	Number of Profits Interest Units Granted	Estimated Fair Value per Share on Date of Grant
February 28, 2020	10,000	$14.82
March 11, 2020	5,000	$14.82
March 23, 2020	15,000	$14.82
June 24, 2020	417,804	$9.84
August 10, 2020	5,000	$9.84
August 24, 2020	40,000	$9.84
August 30, 2020	15,000	$9.84
August 31, 2020	25,000	$9.84
January 15, 2021	50,000	$19.54
January 19, 2021	40,000	$19.54

In addition, on July 30, 2020, the Company made a grant to its Chief Executive Officer of a one-year option to purchase up to 5,935 common membership interests in Bioventus LLC with an exercise price of $42.12 per common equity unit. The option will expire by its terms on July 30, 2021. The grantee has irrevocably elected to surrender this option to the Company subject to and immediately prior to the effectiveness of the Registration Statement.

In connection with the offering, the Company’s Phantom Plan will be terminated and the holders of profits interests will receive rights to receive shares of the Company’s Class A common stock upon settlement of their awards under the Phantom Plan in an amount equal to the value of such awards pursuant to the amended and restated limited liability company agreement of Bioventus LLC (the “LLC Agreement”), with such settlement expected to take place between twelve and 24 months following the date of termination of the Phantom Plan. Pursuant to the LLC Agreement, in a liquidity event the equity value of the Company is allocated according to the following distribution provisions:

•	preferred units receive an accrued preferred distribution; then

•	preferred units receive their liquidation preference; then

•	common and OUS units (as defined in the LLC Agreement) receive their unreturned capital amount; then

•	the holder of the equity participation right (“EPR”) unit receives the EPR entitlement; then

•	all units receive distributions calculated according to the LLC Agreement.

The distributions to each class of profit interests are calculated after the accrued preferred distribution and the EPR entitlement and are also reduced by an applicable benchmark amount. The benchmark amount is intended to act as a hurdle such that the award recipient only participates in the increase to residual equity value above the applicable benchmark equity value at the time of grant. As a result, while certain of the above valuations of the Company’s recent phantom profits interests are below the midpoint of the Preliminary Price Range, the holders of profits interests granted on and since February 28, 2020 will not be entitled to receive any shares or cash upon settlement of such outstanding awards.

February 1, 2021

October 31, 2019 Valuation

The Board relied, in part, on the results of the October 31, 2019 valuation in its determination of the fair value of 2020 profits interests of $14.82 per share when it granted 30,000 phantom profits interests to employees between February 28, 2020 and March 23, 2020. The Company’s DLOM in the IPO scenario for this valuation was [***]% as of February 28, 2020 due primarily to the significant uncertainty of successfully executing an IPO in the near term. Of note, the COVID-19 pandemic remained in its very early stages in the United States and the Company’s business, financial results and prospects had not been significantly impacted. The Company was not engaged in significant pre-IPO activities by that time.

Between February 28, 2020 and April 30, 2020, there were not significant enough changes to change the Board’s determination. As a result, the Board determined that the fair value of the Company’s 2020 profits interests remained at $14.82 per share until April 30, 2020.

April 30, 2020 Valuation

The Board relied, in part, on the results of the April 30, 2020 valuation in its determination of the fair value of common stock of $9.84 per share when it granted 502,804 phantom profits interests to employees between June 24, 2020 and August 31, 2020. The Company’s DLOM in the IPO scenario for this valuation increased significantly to [***]% as of April 30, 2020 due primarily to increased uncertainty of successfully executing an IPO in the near term. In addition the equity value for purposes of this valuation was impacted by a number of factors including:

•

the COVID-19 pandemic had resulted in wide-ranging and severe impacts upon financial markets, including stock markets worldwide, which initially disrupted and brought uncertainty to the IPO market for several months;

•	the Company had not initiated the current IPO process during this period; and

•

the Company remained in earlier stage discussions with the Department of Justice and the Office of the Inspector General of the U.S. Department of Health and Human Services regarding the Company’s self-disclosure with respect to certain Medicare claims as described in the prospectus.

Between August 31, 2020 and October 31, 2020, the Company continued to operate its business in the ordinary course. As a result, the Board determined that the fair value of the Company’s 2020 profits interests remained at $9.84 per share until October 31. 2020

October 31, 2020 Valuation

The Board relied, in part, on the results of the October 31, 2020 valuation in its determination of the fair value of common stock of $19.54 per share as of January 15, 2021, when it granted 90,000 phantom profits interests to employees between January 15, 2021 and January 19, 2021. The principal factor contributing to the increase in the fair value of common stock from the April 30, 2020 valuation to the October 31, 2020 valuation was the decrease in the DLOM in the IPO scenario to [***]%, reflecting progress made in the Company’s business since April 30, 2020, including the following:

February 1, 2021

•	the economy and capital markets had recovered significantly following initial dislocation in the Spring due to the COVID-19 pandemic;

•	concurrently the Company’s business had started to recover from the initial dislocation in the Spring due to the COVID-19 pandemic;

•	on September 1, 2020, the Company held its IPO organizational meeting with its management, underwriters and advisors;

•	on October 6, 2020, the Company confidentially submitted the initial filing of its draft registration statement on Form S-1 to the Commission; and

•	the Company had conducted “testing-the-waters” meetings and had insight into investor sentiment for an IPO by the Company.

Between October 31, 2020 and January 15, 2021, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s 2020 phantom profits interests remained $19.54 per share from October 31, 2020 to January 15, 2021.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, and rather was determined by discussions between the Board, senior management of the Company and the representatives of the underwriters. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and long-term earnings prospects for the Company and the industry in which it operates;

•	recent performance of IPOs of generally comparable companies;

•	business developments impacting the Company; and

•	other inputs received from the lead underwriters.

The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction.

Driven in part by a typical IPO discount, the fair value of the Company’s phantom units as of October 31, 2020 of $19.54 per share is higher than the $[***] midpoint of the Preliminary Price Range of $[***] to $[***] per share.

February 1, 2021

In conclusion, the Company respectfully submits that the deemed per share fair values of profits interests used as the basis for determining stock-based compensation expense in connection with its grants of equity awards, as well as the differences between the recent valuations of its common stock and the midpoint of the Preliminary Price Range, are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

* * *

Please do not hesitate to contact me by telephone at (617) 948-6027 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Wesley Holmes
Wesley Holmes
of LATHAM & WATKINS LLP

cc:	(via email)

Kenneth M. Reali, Chief Executive Officer, Bioventus Inc.

Gregory O. Anglum, Senior Vice President and Chief Financial Officer, Bioventus Inc.

Anthony D’Adamio, Senior Vice President and General Counsel, Bioventus Inc.

Charles K. Ruck, Esq., Latham & Watkins LLP